Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2021 Fourth Quarter and Full-Year Results

•	Fourth quarter diluted EPS of $1.52 up from $0.91 in Q4 2020, while adjusted diluted EPS[1] of $1.57 increased from $0.98
•	Fourth quarter operating income of $215.0 million increased from $117.1 million in Q4 2020
•	Fourth quarter net cash from operating activities of $190.3 million increased from $164.9 million in Q4 2020
•	Full-year diluted EPS of $6.97 up from $3.03 in 2020, while adjusted diluted EPS[1] of $5.23 increased from $3.30

Montreal, Quebec, February 7, 2022 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the fourth quarter and full year ended December 31, 2021.

“TFI International completed a highly successful year that featured our transformational acquisition of UPS Ground Freight, which is already helping to drive our robust financial results reported today.  During the fourth quarter, our operating income grew 84% and our adjusted diluted EPS grew 60%,” said Alain Bédard, Chairman, President and Chief Executive Officer.  “It is gratifying to see all our business segments delivering year-over-year growth in revenues and operating income, on the tremendous efforts of our thousands of talented team members.  By focusing through the pandemic on our longstanding operating principles that emphasize efficiency, strong cash flow, and the strategic allocation of capital, we have entered the new year stronger than ever.  I am therefore confident that regardless of operating conditions, our proven approach to the business and the synergies still to come from our rebranded TForce Freight position us well over the long term, for additional growth, superior customer service, and the continued creation of shareholder value.”

SELECTED FINANCIAL DATA AND HIGHLIGHTS (UNAUDITED)

Financial highlights	Quarters ended December 31		Years ended December 31
(in millions of U.S. dollars, except per share data)	2021	2020	2021*	2020
Total revenue	2,140.9	1,122.0	7,220.4	3,781.1
Revenue before fuel surcharge	1,888.4	1,048.1	6,468.8	3,484.3
Adjusted EBITDA[1]	318.5	193.5	1,076.5	699.6
Operating income	215.0	117.1	889.2	416.6
Net cash from operating activities	190.3	164.9	855.4	610.9
Net income	144.1	86.3	664.4	275.7
EPS - diluted ($)	1.52	0.91	6.97	3.03
Adjusted net income[1]	148.6	93.4	498.3	299.8
Adjusted EPS - diluted[1] ($)	1.57	0.98	5.23	3.30
Weighted average number of shares ('000s)	92,669	93,374	93,054	89,113

The year end December 31, 2021 balances include an adjustment to the bargain purchase gain of $69.4 millon applied retrospectively to the second quarter of 2021, the quarter of the business acquisition, as a result of new information becoming available since the preliminary purchase price allocation was performed. .

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

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Earnings Press Release

FOURTH QUARTER RESULTS

Total revenue of $2.14 billion was up 91% and, revenue before fuel surcharge of $1.89 billion was up 80% compared to the prior year period.

Operating income grew 84% to $215.0 million from $117.1 million the prior year period, primarily driven by acquisitions, strong execution across the organization, increased quality of revenue, an asset-right approach, and cost efficiencies.

Net income grew 67% to $144.1 million from $86.3 million the prior year period, and net income of $1.52 per diluted share was up relative to $0.91 the prior year period.  Adjusted net income, a non-IFRS measure, was $148.6 million, or $1.57 per diluted share, as compared to $93.4 million, or $0.98 per diluted share, the prior year period.

Total revenue grew for all segments relative to the prior year period with increases of 6% for Package and Courier, 509% for Less-Than-Truckload, 22% for Truckload and 35% for Logistics. Operating income was also higher across all segments in the fourth quarter in comparison to the prior-year.

FULL-YEAR RESULTS

Total revenue was $7.22 billion for 2021 versus $3.78 billion in 2020.  Revenue before fuel surcharge of $6.47 billion was up 86% compared to the prior year.

Operating income totalled $889.2 million, or 14% of revenue before fuel surcharge, an increase of 113% compared to $416.6 million and 12% of revenue before fuel surcharge in the prior year. The increase is mainly attributable to the contributions from acquisitions, including a bargain purchase gain of $193.5 million, and despite a decrease in the Canadian Emergency Wage Subsidy of $40.0 million and an expense recognized on the mark-to-market of the DSUs of $22.9 million.

Net income was $664.4 million, or $6.97 per diluted share, compared to $275.7 million, or $3.03 per diluted share a year earlier.  Adjusted net income and Adjusted EPS, non-IFRS measures, were $498.3 million, or $5.23 per diluted share, compared to $299.8 million, or $3.30 per diluted share the prior year period.

During 2021, total revenue grew 21% for Package and Courier, 378% for Less-Than-Truckload, 24% for Truckload and 76% for Logistics relative to the prior year.  Operating income was up 38% for Package and Courier, 449% for Less-Than-Truckload, 12% for Truckload and 69% for Logistics.

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Earnings Press Release

SEGMENTED RESULTS

To facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses. Note that “Total revenue” is not affected by this reallocation.

Selected segmented financial information

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended December 31, 2021
Revenue before fuel surcharge[1]	150,074	822,911	506,432	427,561	—	(18,555)	1,888,423
% of total revenue[2]	8%	44%	27%	20%			99%
Adjusted EBITDA[3]	43,496	141,189	111,848	42,465	(20,532)	—	318,466
Adjusted EBITDA margin[3,4]	29.0%	17.2%	22.1%	9.9%			16.9%
Operating income (loss)	36,713	103,449	61,803	32,869	(19,855)	—	214,979
Operating margin[3,4]	24.5%	12.6%	12.2%	7.7%			11.4%
Total assets less intangible assets[3]	186,116	2,031,994	1,362,007	292,026	88,059	—	3,960,202
Net capital expenditures[3]	5,926	46,986	15,113	192	20	—	68,237
Three months ended December 31, 2020
Revenue before fuel surcharge[1]	154,094	141,081	438,135	322,319	—	(7,482)	1,048,147
% of total revenue[2]	15%	14%	42%	29%			100%
Adjusted EBITDA[3]	35,934	37,084	101,383	35,809	(16,672)	—	193,538
Adjusted EBITDA margin[3,4]	23.3%	26.3%	23.1%	11.1%			18.5%
Operating income (loss)	29,401	24,464	53,604	26,462	(16,809)	—	117,122
Operating margin[3,4]	19.1%	17.3%	12.2%	8.2%			11.2%
Total assets less intangible assets[3]	194,631	404,074	1,193,730	272,592	34,564		2,099,591
Net capital expenditures[3]	2,533	5,415	22,955	83	225	—	31,211
YTD December 31, 2021
Revenue before fuel surcharge[1]	560,147	2,440,640	1,901,157	1,620,926	—	(54,085)	6,468,785
% of total revenue[2]	9%	39%	30%	23%			100%
Adjusted EBITDA[3]	134,845	415,641	431,181	169,005	(74,193)	—	1,076,479
Adjusted EBITDA margin[3,4]	24.1%	17.0%	22.7%	10.4%			16.6%
Operating income (loss)	108,440	482,754	230,189	142,794	(74,992)	—	889,185
Operating margin[3,4]	19.4%	19.8%	12.1%	8.8%			13.7%
Total assets less intangible assets[3]	186,116	2,031,994	1,362,007	292,026	88,059	—	3,960,202
Net capital expenditures[3]	14,445	52,703	69,177	316	141	—	136,782
YTD December 31, 2020
Revenue before fuel surcharge[1]	481,490	522,851	1,584,837	923,456	—	(28,331)	3,484,303
% of total revenue[2]	14%	15%	46%	25%			100%
Adjusted EBITDA[3]	104,019	138,361	383,155	113,885	(39,831)	—	699,589
Adjusted EBITDA margin[3,4]	21.6%	26.5%	24.2%	12.3%			20.1%
Operating income (loss)	78,753	87,950	206,346	84,459	(40,941)	—	416,567
Operating margin[3,4]	16.4%	16.8%	13.0%	9.1%			12.0%
Total assets less intangible assets[3]	194,631	404,074	1,193,730	272,592	34,564	—	2,099,591
Net capital expenditures[3]	16,673	11,673	41,781	288	349	—	70,764

1 Includes intersegment revenue.

2 Segment revenue including fuel and intersegment revenue to consolidated revenue including fuel and intersegment revenue.

3 This is a non-IFRS measure. For a reconciliation, refer to the “Non-IFRS and Other Financial Measures” section below.

4 As a percentage of revenue before fuel surcharge.

CASH FLOW

Net cash from operating activities was $855.4 million during 2021 compared to $610.9 million the prior year. The 40% increase was due to stronger operating performance and contributions from acquisitions. The Company returned $283.5 million to shareholders during the year, of which $85.4 million was through dividends and $198.2 million was through share repurchases.

On December 16, 2021, the Board of Directors of TFI International declared a quarterly dividend of US $0.27 per outstanding common share payable on January 17, 2022, representing a 17% increase over the US $0.23 quarterly dividend declared in Q4 2020.

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Earnings Press Release

LIQUIDITY

The Company has an unsecured term loan of $324.4 million recognized as a current liability as it matures in less than a year. The Company has adequate available liquidty through its revolving credit facilities, $797.9 million as at December 31, 2021, to repay the unsecured term loan.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s 2021 annual report will include management’s first required assessment of the effectiveness of internal control over financial reporting and the registered public accounting firm’s attestation report, each in accordance with Section 404 of the Sarbanes-Oxley Act.  To date, the Company has identified a number of deficiencies in the design, operation, and documentation of various internal controls, primarily in the areas of information general technology controls and the order-to-cash process.  These deficiencies, along with the effectiveness of various compensating controls, are being assessed.  Management has not yet concluded whether any specific deficiencies, or the aggregation of deficiencies, will result in a material weakness in internal control over financial reporting.  If management concludes that one or more material weaknesses exists, the independent registered accounting firm will issue an adverse opinion on such controls as well.  The assessment of management and the attestation of the independent registered accounting firm on internal controls over financial reporting will be contained in the Company’s annual report.

CONFERENCE CALL

TFI International will host a conference call on Tuesday, February 8, 2022 at 8:30 a.m. Eastern Time to discuss these results.

Interested parties can join the call by dialing 1-888-440-2069. A recording of the call will be available until midnight, March

8, 2022, by dialing 1-800-770-2030 or 647-362-9199 and entering passcode 4012037.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;
•	Less-Than-Truckload;
•	Truckload;
•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

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Earnings Press Release

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. . In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.  See “Risks and Uncertainties” at the end of the 2021 Q3 MD&A.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2021 Q3 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the international Accounting Standards Board (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

(647) 729-4079

abedard@tfiintl.com

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Earnings Press Release

TFI International Inc.UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31, 2021 AND 2020

(in thousands of U.S. dollars)	As at	As at
	December 31, 2021	December 31, 2020*
Assets
Cash and cash equivalents	19,292	4,297
Trade and other receivables	1,056,023	597,873
Inventoried supplies	24,402	8,761
Current taxes recoverable	6,080	7,606
Prepaid expenses	54,518	29,904
Assets held for sale	1,943	4,331
Current assets	1,162,258	652,772

Property and equipment	2,331,874	1,074,428
Right-of-use assets	398,533	337,285
Intangible assets	1,792,921	1,747,663
Other assets	37,842	23,899
Deferred tax assets	29,695	11,207
Non-current assets	4,590,865	3,194,482
Total assets	5,753,123	3,847,254

Liabilities
Trade and other payables	861,362	468,238
Current taxes payable	16,250	33,220
Provisions	39,012	17,452
Other financial liabilities	10,566	4,031
Long-term debt	363,586	42,997
Lease liabilities	115,344	88,522
Current liabilities	1,406,120	654,460

Long-term debt	1,244,508	829,547
Lease liabilities	313,862	267,464
Employee benefits	68,037	15,502
Provisions	83,630	36,803
Other financial liabilities	8,033	22,699
Deferred tax liabilities	408,622	232,167
Non-current liabilities	2,126,692	1,404,182
Total liabilities	3,532,812	2,058,642

Equity
Share capital	1,133,181	1,120,049
Contributed surplus	39,150	19,783
Accumulated other comprehensive income	(144,665)	(154,723)
Retained earnings	1,192,645	803,503
Equity attributable to owners of the Company	2,220,311	1,788,612

Contingencies, letters of credit and other commitments
Subsequent events
Total liabilities and equity	5,753,123	3,847,254

* Recasted for change in accounting policy following the 2021 IFRS Interpretation Committee’s agenda decision on Configuration or Customization Cost in a Cloud Computing Arrangement (IAS 38 Intangible Assets). The result was a decrease in intangible assets of $2,110, a decrease in deferred tax liabilities of $545, and a decrease in retained earnings of $1,565

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TFI International Inc.UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2021 and 2020

(In thousands of U.S. dollars, except per share amounts)
	2021	2020

Revenue	6,468,785	3,484,303
Fuel surcharge	751,644	296,831
Total revenue	7,220,429	3,781,134

Materials and services expenses	3,815,453	2,051,835
Personnel expenses	1,974,081	888,185
Other operating expenses	380,342	150,572
Depreciation of property and equipment	225,007	170,520
Depreciation of right-of-use assets	112,782	80,496
Amortization of intangible assets	55,243	48,213
Gain on sale of business	-	(306)
Bargain purchase gain	(193,549)	(4,008)
Gain on sale of rolling stock and equipment	(24,644)	(7,888)
Gain on derecognition of right-of-use assets	(1,282)	(1,159)
Loss on sale of land and buildings	19	6
Gain on sale of assets held for sale	(12,209)	(11,899)
Loss on disposal of intangible assets	1	-
Total operating expenses	6,331,244	3,364,567

Operating income	889,185	416,567

Finance (income) costs
Finance income	(5,127)	(2,776)
Finance costs	78,145	56,686
Net finance costs	73,018	53,910

Income before income tax	816,167	362,657
Income tax expense	151,806	86,982

Net income for the year attributable to owners of the Company	664,361	275,675

Earnings per share attributable to owners of the Company
Basic earnings per share	7.14	3.09
Diluted earnings per share	6.97	3.03
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TFI International Inc. UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2021 and 2020

(In thousands of U.S. dollars)
	2021	2020

Net income for the year attributable to owners of the Company	664,361	275,675

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future years:
Foreign currency translation differences	12,960	21,182
Net investment hedge, net of tax	(15,542)	(2,010)
Changes in fair value of cash flow hedge, net of tax	-	(487)
Employee benefits, net of tax	87	(10)
Items that may never be reclassified to income:
Defined benefit plan remeasurement, net of tax	(4,128)	(1,623)
Items directly reclassified to retained earnings:
Unrealized gain on investments in equity securities measured at fair value
through OCI, net of tax	24,147	-
Other comprehensive income for the year, net of tax	17,524	17,052

Total comprehensive income for the year attributable to owners of the Company	681,885	292,727
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TFI International Inc.UNAUDITED CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2021 and 2020

(In thousands of U.S. dollars)					Accumulated
					foreign	Accumulated
			Accumulated		currency	unrealized
			unrealized		translation	gain (loss)		Total equity
			loss on	Accumulated	differences	on invest-		attributable
			employee	cash flow	and net	ments in	Retained	to owners
	Share	Contributed	benefit	hedge	investment	equity	earnings	of the
	capital	surplus	plans	gain (loss)	hedge	securities	(deficit)	Company

Balance as at December 31, 2020*	1,120,049	19,783	(379)	-	(154,344)	-	803,503	1,788,612

Net income for the year	-	-	-	-	-	-	664,361	664,361
Other comprehensive income (loss) for the year, net of tax	-	-	87	-	(2,582)	24,147	(4,128)	17,524
Realized gain (loss) on equity securities	-	-	-	-	-	(11,594)	11,594	-
Total comprehensive income (loss) for the year	-	-	87	-	(2,582)	12,553	671,827	681,885

Share-based payment transactions, net of tax	-	27,577	-	-	-	-	-	27,577
Stock options exercised, net of tax	26,324	(3,266)	-	-	-	-	-	23,058
Dividends to owners of the Company	-	-	-	-	-	-	(89,121)	(89,121)
Repurchase of own shares	(23,449)	-	-	-	-	-	(174,704)	(198,153)
Net settlement of restricted share units, net of tax	10,257	(4,944)	-	-	-	-	(18,860)	(13,547)
Total transactions with owners, recorded directly in equity	13,132	19,367	-	-	-	-	(282,685)	(250,186)

Balance as at December 31, 2021	1,133,181	39,150	(292)	-	(156,926)	12,553	1,192,645	2,220,311

Balance as at December 31, 2019*	678,915	19,549	(369)	487	(173,516)	-	632,661	1,157,727

Net income for the year	-	-	-	-	-	-	275,675	275,675
Other comprehensive income (loss) for the year, net of tax	-	-	(10)	(487)	19,172	-	(1,623)	17,052
Total comprehensive income (loss) for the year	-	-	(10)	(487)	19,172	-	274,052	292,727

Share-based payment transactions	-	7,046	-	-	-	-	-	7,046
Stock options exercised	25,915	(4,554)	-	-	-	-	-	21,361
Issuance of shares, net of expenses	425,350	-	-	-	-	-	-	425,350
Dividends to owners of the Company	-	-	-	-	-	-	(72,735)	(72,735)
Repurchase of own shares	(12,025)	-	-	-	-	-	(25,996)	(38,021)
Net settlement of restricted share units	1,894	(2,258)	-	-	-	-	(4,479)	(4,843)
Total transactions with owners, recorded directly in equity	441,134	234	-	-	-	-	(103,210)	338,158

Balance as at December 31, 2020*	1,120,049	19,783	(379)	-	(154,344)	-	803,503	1,788,612

* Recasted for change in accounting policy following the 2021 IFRS Interpretation Committee’s agenda decision on Configuration or Customization Cost in a Cloud Computing Arrangement (IAS 38 Intangible Assets). The result was a decrease in intangible assets of $2,110, a decrease in deferred tax liabilities of $545, and a decrease in retained earnings of $1,565 reflected in the closing balances of December 31, 2019.

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TFI International Inc.UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2021 and 2020

(In thousands of U.S. dollars)
	2021	2020

Cash flows from operating activities
Net income for the year	664,361	275,675
Adjustments for:
Depreciation of property and equipment	225,007	170,520
Depreciation of right-of-use assets	112,782	80,496
Amortization of intangible assets	55,243	48,213
Share-based payment transactions	15,424	7,046
Net finance costs	73,018	53,910
Income tax expense	151,806	86,982
Gain on sale of business	-	(306)
Bargain purchase gain	(193,549)	(4,008)
Gain on sale of property and equipment	(24,625)	(7,882)
Gain on derecognition of right-of-use assets	(1,282)	(1,159)
Gain on sale of assets held for sale	(12,209)	(11,899)
Loss on disposal of intangible assets	1	-
Employee benefits	(20,193)	(1,656)
Provisions net of payments	21,890	7,930
	1,067,674	703,862
Net change in non-cash operating working capital	41,940	33,661
Cash generated from operating activities before the following	1,109,614	737,523
Interest paid	(65,453)	(50,366)
Income tax paid	(188,810)	(73,256)
Settlement of derivative contract	-	(3,039)
Net cash from operating activities	855,351	610,862

Cash flows used in investing activities
Purchases of property and equipment	(268,656)	(142,710)
Proceeds from sale of property and equipment	92,842	52,116
Proceeds from sale of assets held for sale	19,869	24,480
Purchases of intangible assets	(7,143)	(1,665)
Proceeds from sale of business	-	2,351
Business combinations, net of cash acquired	(1,008,131)	(327,650)
Purchases of investments	(35,913)	(7,446)
Proceeds from sale of investments	40,686	-
Proceeds from collection of promissory note	-	18,892
Others	3,789	3,151
Net cash used in investing activities	(1,162,657)	(378,481)

Cash flows from (used in) financing activities
Decrease in bank indebtedness	(7,173)	(2,231)
Proceeds from long-term debt	661,039	33,175
Repayment of long-term debt	(43,868)	(191,221)
Net increase (decrease) in revolving facilities	118,859	(326,201)
Repayment of lease liabilities	(115,336)	(82,587)
(Decrease) increase in other financial liabilities	(11,216)	4,738
Dividends paid	(85,386)	(67,604)
Repurchase of own shares	(198,153)	(38,021)
Proceeds from exercise of stock options	20,114	21,361
Repurchase of own shares for restricted share unit settlement	(16,579)	(4,843)
Proceeds from the issuance of common shares, net of expenses	-	425,350
Net cash from (used in) financing activities	322,301	(228,084)

Net change in cash and cash equivalents	14,995	4,297
Cash and cash equivalents, beginning of year	4,297	-
Cash and cash equivalents, end of year	19,292	4,297
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SEGMENT INFORMATION

Geographical information (Unaudited)

Revenue is attributed to geographical locations based on the origin of service’s location.

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
2021
Canada	641,449	576,311	912,166	269,568	(31,193)	2,368,301
United States	-	2,239,079	1,250,586	1,370,843	(30,041)	4,830,467
Mexico	-	-	-	21,661	-	21,661
Total	641,449	2,815,390	2,162,752	1,662,072	(61,234)	7,220,429

2020
Canada	529,155	517,199	725,347	239,413	(26,019)	1,985,095
United States	-	72,036	1,023,012	686,811	(4,726)	1,777,133
Mexico	-	-	-	18,906	-	18,906
Total	529,155	589,235	1,748,359	945,130	(30,745)	3,781,134

Package and Courier

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2021	%	2020	%	2021	%	2020	%
Total revenue	177,368		167,555		641,449		529,155
Fuel surcharge	(27,294)		(13,461)		(81,302)		(47,665)
Revenue	150,074	100.0%	154,094	100.0%	560,147	100.0%	481,490	100.0%
Materials and services expenses (net of fuel surcharge)	60,636	40.4%	72,115	46.8%	243,786	43.5%	220,741	45.8%
Personnel expenses	39,060	26.0%	39,821	25.8%	154,820	27.6%	133,552	27.7%
Other operating expenses	6,905	4.6%	6,234	4.0%	26,762	4.8%	23,145	4.8%
Depreciation of property and equipment	3,297	2.2%	3,168	2.1%	12,392	2.2%	11,539	2.4%
Depreciation of right-of-use assets	3,300	2.2%	3,210	2.1%	13,109	2.3%	12,871	2.7%
Amortization of intangible assets	186	0.1%	248	0.2%	903	0.2%	947	0.2%
(Gain) loss on sale of rolling stock and equipment	(23)	-0.0%	(10)	-0.0%	(59)	-0.0%	43	0.0%
Gain on derecognition of right-of-use assets	-	-	0	0.0%	(7)	-0.0%	(10)	-0.0%
Gain on sale of land and buildings and assets held for sale	-	-	(93)	-0.1%	—	-	(91)	-0.0%
Loss on disposal of intangible assets	-	-	—	-	1	0.0%	—	-
Operating income	36,713	24.5%	29,401	19.1%	108,440	19.4%	78,753	16.4%
Adjusted EBITDA[1]	43,496	29.0%	35,934	23.3%	134,845	24.1%	104,019	21.6%
Return on invested capital[1]		25.3%		18.2%

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

Operational data
(unaudited)	Three months ended December 31				Years ended December 31
(Revenue in U.S. dollars)	2021	2020	Variance	%	2021	2020	Variance	%
Revenue per pound (including fuel)	$0.43	$0.40	$0.03	7.5%	$0.44	$0.36	$0.08	21.6%
Revenue per pound (excluding fuel)	$0.36	$0.36	$—	—	$0.39	$0.33	$0.06	16.7%
Revenue per shipment (excluding fuel)	$6.11	$5.88	$0.23	3.9%	$6.21	$5.67	$0.53	9.4%
Tonnage (in thousands of metric tons)	187	192	(5)	-2.6%	656	658	(2)	-0.3%
Shipments (in thousands)	24,581	26,185	(1,604)	-6.1%	90,257	84,854	5,403	6.4%
Average weight per shipment (in lbs.)	16.77	16.16	0.61	3.8%	16.03	17.09	(1.06)	-6.2%
Vehicle count, average	1,139	1,008	131	13.0%	1,069	1,023	46	4.5%
Weekly revenue per vehicle (incl. fuel, in thousands of U.S. dollars)	$11.98	$12.79	$(0.81)	-6.2%	$11.54	$9.95	$1.59	16.0%

|	6

Earnings Press Release

Less-Than-Truckload

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2021	%	2020	%	2021	%	2020	%
Total revenue	959,546		157,628		2,815,390		589,235
Fuel surcharge	(136,635)		(16,547)		(374,750)		(66,384)
Revenue	822,911	100.0%	141,081	100.0%	2,440,640	100.0%	522,851	100.0%
Materials and services expenses (net of fuel surcharge)	274,166	33.3%	67,140	47.6%	848,273	34.8%	252,334	48.3%
Personnel expenses	348,237	42.3%	33,338	23.6%	1,022,214	41.9%	116,257	22.2%
Other operating expenses	60,196	7.3%	3,587	2.5%	155,992	6.4%	16,593	3.2%
Depreciation of property and equipment	25,846	3.1%	4,886	3.5%	73,242	3.0%	19,407	3.7%
Depreciation of right-of-use assets	9,398	1.1%	5,546	3.9%	33,050	1.4%	22,555	4.3%
Amortization of intangible assets	2,495	0.3%	2,179	1.5%	9,768	0.4%	8,392	1.6%
Bargain Purchase Gain	—	0.0%	—	0.0%	(181,549)	-7.4%	—	0.0%
Gain on sale of rolling stock and equipment	(842)	-0.1%	(62)	-0.0%	(907)	-0.0%	(519)	-0.1%
Gain on derecognition of right-of-use assets	(35)	-0.0%	(6)	-0.0%	(573)	-0.0%	(175)	-0.0%
(Gain) loss on sale of land and buildings and assets held for sale	1	0.0%	9	0.0%	(1,624)	-0.1%	57	0.0%
Operating income	103,449	12.6%	24,464	17.3%	482,754	19.8%	87,950	16.8%
Adjusted EBITDA[1]	141,189	17.2%	37,084	26.3%	415,641	17.0%	138,361	26.5%

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

Operational data
(unaudited)	Three months ended December 31				Years ended December 31
(Revenue in U.S. dollars)	2021	2020	Variance	%	2021	2020	Variance	%
U.S. LTL
Revenue (in thousands of dollars)[1]	568,761	625	568,136	NM	1,586,228	2,692	1,583,537	NM
Adjusted Operating Ratio[2]	89.4%	87.7%			90.1%	88.2%
Revenue per hundredweight (excluding fuel)[1]	$29.20	-	$29.20		$28.52	-	$28.52
Revenue per shipment (excluding fuel)[1]	$310.97	-	$310.97		$299.91	-	$299.91
Tonnage (in thousands of tons)[1]	974	-	974		2,781	-	2,781
Shipments (in thousands)[1]	1,829	-	1,829		5,289	-	5,289
Average weight per shipment (in lbs)[1]	1,065	-	1,065		1,052	-	1,052
Average length of haul (in miles)[1]	1,110	-	1,110		1,089	-	1,089
Vehicle count, average[4]	4,583	8	4,575	NM	4,866	8	4,858	NM
Return on invested capital[2,3]	-	-
Canadian LTL
Revenue (in thousands of dollars)	144,697	141,081	3,616	2.6%	556,891	522,842	34,049	6.5%
Adjusted Operating Ratio[2]	78.3%	82.7%			79.9%	83.2%
Revenue per hundredweight (excluding fuel)	$11.13	$10.15	$0.98	9.7%	$10.80	$9.77	$1.03	10.5%
Revenue per shipment (excluding fuel)	$223.30	$215.72	$7.58	3.5%	$222.40	$213.06	$9.34	4.4%
Tonnage (in thousands of tons)	650	695	(45)	-6.5%	2,579	2,675	(96)	-3.6%
Shipments (in thousands)	648	654	(6)	-0.9%	2,504	2,454	50	2.0%
Average weight per shipment (in lbs)	2,006	2,125	(119)	-5.6%	2,060	2,180	(120)	-5.5%
Average length of haul (in miles)	791	811	(20)	-2.5%	773	818	(45)	-5.5%
Vehicle count, average	810	894	(84)	-9.4%	837	910	(73)	-8.0%
Return on invested capital[2]	17.8%	13.6%
[1] Operational statistics exclude figures from Ground Freight Pricing (“GFP”).
[2] This is a non-IFRS measure. For a reconciliation please refer to the “Non-IFRS and Other Financial Measures” section below.
[3] The Return on invested capital for the U.S. LTL is not disclosed as complete annual information is not yet available.
[4] The vehicle count, average for the year ended December 31, 2021 was adjusted to calculate the average since the acquisition of UPS Freight on April 30, 2021.

|	7

Earnings Press Release

Truckload

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2021	%	2020	%	2021	%	2020	%
Total revenue	584,009		477,262		2,162,752		1,748,359
Fuel surcharge	(77,577)		(39,127)		(261,595)		(163,522)
Revenue	506,432	100.0%	438,135	100.0%	1,901,157	100.0%	1,584,837	100.0%
Materials and services expenses (net of fuel surcharge)	221,538	43.7%	188,660	43.1%	823,645	43.3%	654,220	41.3%
Personnel expenses	160,351	31.7%	135,911	31.0%	604,041	31.8%	503,242	31.8%
Other operating expenses	19,193	3.8%	14,323	3.3%	66,468	3.5%	52,337	3.3%
Depreciation of property and equipment	35,652	7.0%	34,986	8.0%	137,301	7.2%	136,859	8.6%
Depreciation of right-of-use assets	15,087	3.0%	10,055	2.3%	52,680	2.8%	32,229	2.0%
Amortization of intangible assets	5,960	1.2%	5,171	1.2%	21,580	1.1%	19,891	1.3%
Gain on sale of business	—	0.0%	(306)	-0.1%	—	0.0%	(306)	-0.0%
Gain on sale of rolling stock and equipment	(6,338)	-1.3%	(2,129)	-0.5%	(23,747)	-1.2%	(7,785)	-0.5%
Gain on derecognition of right-of-use assets	(160)	-0.0%	(13)	-0.0%	(431)	-0.0%	(332)	-0.0%
Gain on sale of land and buildings and assets held for sale	(6,649)	-1.3%	(2,127)	-0.5%	(10,569)	-0.6%	(11,864)	-0.7%
Gain on disposal of intangible assets	(5)	-0.0%	—	-	—	0.0%	—	-
Operating income	61,803	12.2%	53,604	12.2%	230,189	12.1%	206,346	13.0%
Adjusted EBITDA[1]	111,848	22.1%	101,383	23.1%	431,181	22.7%	383,155	24.2%

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below

Operational data	Three months ended December 31				Years ended December 31
(unaudited)	2021	2020	Variance	%	2021	2020	Variance	%
U.S. based Conventional TL
Revenue (in thousands of U.S. dollars)	186,988	161,476	25,512	15.8%	734,027	632,590	101,437	16.0%
Adjusted operating ratio	95.5%	91.5%			93.3%	92.0%
Total mileage (in thousands)	83,335	86,427	(3,092)	-3.6%	348,870	349,349	(479)	-0.1%
Tractor count, average	3,447	2,932	515	17.6%	3,294	2,949	345	11.7%
Trailer count, average	11,984	11,005	979	8.9%	11,751	10,938	813	7.4%
Tractor age	3.1	2.2	0.9	42.7%	3.1	2.2	0.1	42.7%
Trailer age	7.9	6.6	1.3	19.7%	7.9	6.6	1.3	19.7%
Number of owner operators, average	391	560	(169)	-30.1%	468	509	(42)	-8.1%
Return on invested capital[1]	5.3%	5.3%
Canadian based Conventional TL
Revenue (in thousands of U.S. dollars)	73,786	58,497	15,288	26.1%	250,177	206,418	43,759	21.2%
Adjusted operating ratio	88.4%	85.2%			87.9%	86.3%
Total mileage (in thousands)	26,467	23,095	3,372	14.6%	92,236	89,212	3,024	3.4%
Tractor count, average	728	623	105	16.9%	640	606	34	5.5%
Trailer count, average	3,401	2,809	592	21.1%	2,884	2,796	88	3.1%
Tractor age	4.1	2.5	1.6	64.5%	4.1	2.5	1.6	64.5%
Trailer age	7.5	5.9	1.6	27.4%	7.5	5.9	1.6	27.4%
Number of owner operators, average	324	314	10	3.3%	306	302	4	1.5%
Return on invested capital[1]	10.9%	11.4%
Specialized TL
Revenue (in thousands of U.S. dollars)	247,641	219,093	28,549	13.0%	923,683	749,655	174,028	23.2%
Adjusted operating ratio	84.6%	86.9%			84.8%	84.6%
Tractor count, average	2,356	2,314	43	1.8%	2,329	2,096	233	11.1%
Trailer count, average	7,029	6,619	410	6.2%	6,773	6,251	522	8.3%
Tractor age	4.0	4.0	(0.0)	-0.8%	4.0	4.0	(0.0)	-0.8%
Trailer age	12.7	12.9	(0.2)	-1.9%	12.7	12.9	(0.2)	-1.9%
Number of owner operators, average	1,168	1,132	36	3.2%	1,114	1,115	(1)	-0.1%
Return on invested capital[1]	11.2%	9.9%
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

|	8

Earnings Press Release

Logistics

(unaudited)	Three months ended December 31				Years ended December 31
(in thousands of U.S. dollars)	2021	%	2020	%	2021	%	2020	%
Total revenue	441,086		327,689		1,662,072		945,130
Fuel surcharge	(13,525)		(5,370)		(41,146)		(21,674)
Revenue	427,561	100.0%	322,319	100.0%	1,620,926	100.0%	923,456	100.0%
Materials and services expenses (net of fuel surcharge)	323,164	75.6%	241,798	75.0%	1,223,846	75.5%	668,225	72.4%
Personnel expenses	29,419	6.9%	24,381	7.6%	116,523	7.2%	93,579	10.1%
Other operating expenses	32,443	7.6%	19,983	6.2%	111,742	6.9%	48,012	5.2%
Depreciation of property and equipment	375	0.1%	596	0.2%	1,581	0.1%	2,336	0.3%
Depreciation of right-of-use assets	3,442	0.8%	3,138	1.0%	13,943	0.9%	13,204	1.4%
Amortization of intangible assets	5,776	1.4%	5,608	1.7%	22,684	1.4%	17,889	1.9%
Bargain purchase gain	—	—	—	—	(12,000)	-0.7%	(4,008)	-0.4%
Loss on sale of rolling stock and equipment	70	0.0%	368	0.1%	70	0.0%	373	0.0%
Gain on derecognition of right-of-use assets	—	—	(20)	-0.0%	(260)	-0.0%	(618)	-0.1%
Loss on sale of land and building	3	0.0%	5	0.0%	3	0.0%	5	0.0%
Operating income	32,869	7.7%	26,462	8.2%	142,794	8.8%	84,459	9.1%
Adjusted EBITDA[1]	42,465	9.9%	35,809	11.1%	169,005	10.4%	113,885	12.3%
Return on invested capital[1]		19.9%		15.3%

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS and Other Financial Measures” section below.

NON-IFRS AND OTHER FINANCIAL MEASURES

Financial data have been prepared in conformity with IFRS, including the following measures:

Operating expenses: Operating expenses include: a) materials and services expenses, which are primarily costs related to independent contractors and vehicle operation; vehicle operation expenses, which primarily include fuel, repairs and maintenance, vehicle leasing costs, insurance, permits and operating supplies; b) personnel expenses; c) other operating expenses, which are primarily composed of costs related to offices’ and terminals’ rent, taxes, heating, telecommunications, maintenance and security and other general administrative expenses; d) depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and gain or loss on the sale of rolling stock and equipment, on derecognition of right-of use assets, on sale of business and on sale of land and buildings and assets held for sale; e) bargain purchase gain; and f) impairment of intangible assets.

Operating income (loss): Net income or loss before finance income and costs and income tax expense, as stated in the consolidated financial statements.

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS financial measures are not standardized financial measures under IFRS used to prepare the financial statements of the Company to which the measures relates and might not be comparable to similar financial measures disclosed by other issuers. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided below.

Adjusted net income: Net income or loss excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings, assets held for sale and sale of business, gain or loss on the disposal of intangible assets and U.S. Tax Reform. In presenting an adjusted net income and adjusted EPS, the Company’s intent is to help provide an understanding of what would have been the net income and earnings per share in a context of significant business combinations and excluding specific impacts and to reflect earnings from a strictly operating perspective. The amortization of intangible assets related to business acquisitions comprises amortization expense of customer relationships, trademarks and non-compete agreements accounted for in business combinations and the income tax effects related to this amortization. Management also believes, in excluding amortization of intangible assets related to business acquisitions, it provides more information on the amortization of intangible asset expense portion, net of tax, that will not have to be replaced to preserve the Company’s ability to generate similar future cash flows. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

|	9

Earnings Press Release

Adjusted net income reconciliation:

(unaudited) (in thousands of U.S. dollars, except per share data)	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
Net income	144,139	86,328	664,361	275,675
Amortization of intangible assets related to business acquisitions	13,127	13,786	50,498	47,623
Net change in fair value and accretion expense of contingent considerations	1,571	141	1,932	224
Net change in fair value of derivatives	—	(488)	—	(488)
Net foreign exchange (gain) loss	(939)	373	(1,471)	(1,237)
Gain on sale of business	—	(306)	—	(306)
Bargain purchase gain	—	—	(193,549)	(4,008)
Gain on sale of land and buildings and assets held for sale	(6,645)	(2,206)	(12,190)	(11,893)
(Gain) loss on disposal of intangible assets	(5)	—	1	—
U.S. Tax Reform	—	(1,072)	—	4,451
Tax impact of adjustments	(2,628)	(3,199)	(11,234)	(10,278)
Adjusted net income	148,620	93,357	498,348	299,763
Adjusted EPS – basic	1.60	1.00	5.36	3.36
Adjusted EPS – diluted	1.57	0.98	5.23	3.30

Adjusted earnings per share (adjusted “EPS”) - basic: Adjusted net income divided by the weighted average number of common shares.

Adjusted EPS - diluted: Adjusted net income divided by the weighted average number of diluted common shares.

Adjusted EBITDA: Net income or loss before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, gain or loss on sale of land and buildings, assets held for sale and sale of business, and gain or loss on dispospal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Segmented adjusted EBITDA refers to operating income (loss) before depreciation, amortization, impairment of intangible assets, bargain purchase gain, gain or loss on sale of business, land and buildings, and assets held for sale and gain or loss on dispospal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Consolidated adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
Net income	144,139	86,328	664,361	275,675
Net finance costs	21,441	15,382	73,018	53,910
Income tax expense	49,399	15,412	151,806	86,982
Depreciation of property and equipment	65,294	43,753	225,007	170,520
Depreciation of right-of-use assets	31,190	21,618	112,782	80,496
Amortization of intangible assets	13,653	13,557	55,243	48,213
Gain on sale of business	—	(306)	—	(306)
Bargain purchase gain	—	—	(193,549)	(4,008)
Loss on sale of land and buildings	9	5	19	6
Gain loss on sale of assets held for sale	(6,654)	(2,211)	(12,209)	(11,899)
Loss on sale of intangible assets	(5)	—	1	—
Adjusted EBITDA	318,466	193,538	1,076,479	699,589

|	10

Earnings Press Release

Segmented adjusted EBITDA reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
Package and Courier
Operating income	36,713	29,401	108,440	78,753
Depreciation and amortization	6,783	6,626	26,404	25,357
Gain on sale of land and buildings	—	(1)	—	—
Gain on sale of assets held for sale	—	(92)	—	(91)
Loss on disposal of intangible assets	—	—	1	—
Adjusted EBITDA	43,496	35,934	134,845	104,019
Less-Than-Truckload
Operating income	103,449	24,464	482,754	87,950
Depreciation and amortization	37,739	12,611	116,060	50,354
Bargain purchase gain	—	—	(181,549)	—
Loss on sale of land and buildings	6	1	16	1
(Gain) loss on sale of assets held for sale	(5)	8	(1,640)	56
Adjusted EBITDA	141,189	37,084	415,641	138,361
Truckload
Operating income	61,803	53,604	230,189	206,346
Depreciation and amortization	56,699	50,212	211,561	188,979
Gain on sale of business	—	(306)	—	(306)
Gain on sale of assets held for sale	(6,649)	(2,127)	(10,569)	(11,864)
Gain on disposal of intangible assets	(5)	—	—	—
Adjusted EBITDA	111,848	101,383	431,181	383,155
Logistics
Operating income	32,869	26,462	142,794	84,459
Depreciation and amortization	9,593	9,342	38,208	33,429
Bargain purchase gain	—	—	(12,000)	(4,008)
Loss on sale of land and buildings	3	5	3	5
Adjusted EBITDA	42,465	35,809	169,005	113,885
Corporate
Operating loss	(19,855)	(16,809)	(74,992)	(40,941)
Depreciation and amortization	(677)	137	799	1,110
Adjusted EBITDA	(20,532)	(16,672)	(74,193)	(39,831)

Adjusted EBITDA margin is calculated as adjusted EBITDA as a percentage of revenue before fuel surcharge.

Operating margin is calculated as operating income (loss) as a percentage of revenue before fuel surcharge.

Adjusted operating ratio: Operating expenses before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings and assets held for sale, and gain or loss on disposal of intangible assets (“Adjusted operating expenses”), net of fuel surcharge revenue, divided by revenue before fuel surcharge. Although the adjusted operating ratio is not a recognized financial measure defined by IFRS, it is a widely recognized measure in the transportation industry, which the Company believes provides a comparable benchmark for evaluating the Company’s performance. Also, to facilitate the comparison of business level activity and operating costs between periods, the Company compares the revenue before fuel surcharge (“revenue”) and reallocates the fuel surcharge revenue to materials and services expenses within operating expenses.

Consolidated adjusted operating ratio reconciliation:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
Operating expenses	1,925,935	1,004,884	6,331,244	3,364,567
Gain on sale of business	—	306	—	306
Bargain purchase gain	—	—	193,549	4,008
Loss on sale of land and building	(9)	(5)	(19)	(6)
Gain on sale of assets held for sale	6,654	2,211	12,209	11,899
Gain (loss) on disposal of intangible assets	5	—	(1)	—
Adjusted operating expenses	1,932,585	1,007,396	6,536,982	3,380,774
Fuel surcharge revenue	(252,491)	(73,859)	(751,644)	(296,831)
Adjusted operating expenses, net of fuel surcharge revenue	1,680,094	933,537	5,785,338	3,083,943
Revenue before fuel surcharge	1,888,423	1,048,147	6,468,785	3,484,303
Adjusted operating ratio	89.0%	89.1%	89.4%	88.5%

|	11

Earnings Press Release

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations:

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
Less-Than-Truckload
Total revenue	959,546	157,628	2,815,390	589,235
Total operating expenses	856,097	133,164	2,332,636	501,285
Operating income	103,449	24,464	482,754	87,950
Operating expenses	856,097	133,164	2,332,636	501,285
Bargain purchase gain	—	—	181,549	—
Gain (loss) on sale of land and buildings and assets held for sale	(1)	(9)	1,624	(57)
Adjusted operating expenses	856,096	133,155	2,515,809	501,228
Fuel surcharge revenue	(136,635)	(16,547)	(374,750)	(66,384)
Adjusted operating expenses, net of fuel surcharge revenue	719,461	116,608	2,141,059	434,844
Revenue before fuel surcharge	822,911	141,081	2,440,640	522,851
Adjusted operating ratio	87.4%	82.7%	87.7%	83.2%
Less-Than-Truckload - Revenue before fuel surcharge
U.S. based LTL	680,212	625	1,889,611	2,692
Canadian based LTL	144,697	141,081	556,891	522,842
Eliminations	(1,998)	(625)	(5,862)	(2,683)
	822,911	141,081	2,440,640	522,851
Less-Than-Truckload - Fuel surcharge revenue
U.S. based LTL	108,275	-	281,110	-
Canadian based LTL	28,598	16,547	94,166	66,384
Eliminations	(238)	-	(526)	-
	136,635	16,547	374,750	66,384
Less-Than-Truckload - Operating income (loss)
U.S. based LTL	72,077	77	369,027	317
Canadian based LTL	31,372	24,387	113,727	87,633
	103,449	24,464	482,754	87,950
U.S. based LTL
Operating expenses*	716,410	548	1,801,694	2,375
Bargain purchase gain	-	-	181,549	-
Loss on sale of land and buildings and assets held for sale	(7)	-	(17)	-
Adjusted operating expenses	716,403	548	1,983,226	2,375
Fuel surcharge revenue	(108,275)	-	(281,110)	-
Adjusted operating expenses, net of fuel surcharge	608,128	548	1,702,116	2,375
Revenue before fuel surcharge	680,212	625	1,889,611	2,692
Adjusted operating ratio	89.4%	87.7%	90.1%	88.2%
Canadian based LTL
Operating expenses*	141,923	133,241	537,330	501,593
Gain (loss) on sale of land and buildings and assets held for sale	6	(9)	1,641	(57)
Adjusted operating expenses	141,929	133,232	538,971	501,536
Fuel surcharge revenue	(28,598)	(16,547)	(94,166)	(66,384)
Adjusted operating expenses, net of fuel surcharge	113,331	116,685	444,805	435,152
Revenue before fuel surcharge	144,697	141,081	556,891	522,842
Adjusted operating ratio	78.3%	82.7%	79.9%	83.2%

|	12

Earnings Press Release

Less-Than-Truckload and Truckload reportable segments adjusted operating ratio reconciliation and Truckload operating segments reconciliations (continued):

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
Truckload
Total revenue	584,009	477,262	2,162,752	1,748,359
Total operating expenses	522,206	423,658	1,932,563	1,542,013
Operating income	61,803	53,604	230,189	206,346
Operating expenses	522,206	423,658	1,932,563	1,542,013
Gain on sale of business	—	306	—	306
Gain on sale of land and buildings and assets held for sale	6,649	2,127	10,569	11,864
Adjusted operating expenses	528,855	426,091	1,943,132	1,554,183
Fuel surcharge revenue	(77,577)	(39,127)	(261,595)	(163,522)
Adjusted operating expenses, net of fuel surcharge revenue	451,278	386,964	1,681,537	1,390,661
Revenue before fuel surcharge	506,432	438,135	1,901,157	1,584,837
Adjusted operating ratio	89.1%	88.3%	88.4%	87.7%
Truckload - Revenue before fuel surcharge
U.S. based Conventional TL	186,988	161,476	734,027	632,590
Canadian based Conventional TL	73,786	58,497	250,177	206,418
Specialized TL	247,641	219,093	923,683	749,655
Eliminations	(1,983)	(931)	(6,730)	(3,826)
	506,432	438,135	1,901,157	1,584,837
Truckload - Fuel surcharge revenue
U.S. based Conventional TL	33,864	19,006	122,134	81,222
Canadian based Conventional TL	9,414	4,798	29,043	19,408
Specialized TL	34,485	15,244	110,930	63,018
Eliminations	(186)	79	(512)	(126)
	77,577	39,127	261,595	163,522
Truckload - Operating income
U.S. based Conventional TL	15,070	13,722	55,464	51,857
Canadian based Conventional TL	8,565	8,673	30,367	28,337
Specialized TL	38,168	31,209	144,358	126,152
	61,803	53,604	230,189	206,346
U.S. based Conventional TL
Operating expenses*	205,782	166,760	800,697	661,955
Gain on sale of land and buildings and assets held for sale	6,643	—	6,643	1,103
Adjusted operating expenses	212,425	166,760	807,340	663,058
Fuel surcharge revenue	(33,864)	(19,006)	(122,134)	(81,222)
Adjusted operating expenses, net of fuel surcharge revenue	178,561	147,754	685,206	581,836
Revenue before fuel surcharge	186,988	161,476	734,027	632,590
Adjusted operating ratio	95.5%	91.5%	93.3%	92.0%
Canadian based Conventional TL
Operating expenses*	74,635	54,622	248,853	197,489
Gain on sale of land and buildings and assets held for sale	—	—	17	—
Adjusted operating expenses	74,635	54,622	248,870	197,489
Fuel surcharge revenue	(9,414)	(4,798)	(29,043)	(19,408)
Adjusted operating expenses, net of fuel surcharge revenue	65,221	49,824	219,827	178,081
Revenue before fuel surcharge	73,786	58,497	250,177	206,418
Adjusted operating ratio	88.4%	85.2%	87.9%	86.3%
Specialized TL
Operating expenses*	243,958	203,128	890,255	686,521
Gain on sale of business	—	306	—	306
Gain on sale of assets held for sale	6	2,127	3,909	10,761
Adjusted operating expenses	243,964	205,561	894,164	697,588
Fuel surcharge revenue	(34,485)	(15,244)	(110,930)	(63,018)
Adjusted operating expenses, net of fuel surcharge revenue	209,479	190,317	783,234	634,570
Revenue before fuel surcharge	247,641	219,093	923,683	749,655
Adjusted operating ratio	84.6%	86.9%	84.8%	84.6%

* Operating expenses excluding intra TL eliminations

|	13

Earnings Press Release

Free cash flow conversion : Adjusted EBITDA less net capital expenditures, divided by the adjusted EBITDA. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to convert its operating profit into free cash flow.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
Net income	144,139	86,328	664,361	275,675
Net finance costs	21,441	15,382	73,018	53,910
Income tax expense	49,399	15,412	151,806	86,982
Depreciation of property and equipment	65,294	43,753	225,007	170,520
Depreciation of right-of-use assets	31,190	21,618	112,782	80,496
Amortization of intangible assets	13,653	13,557	55,243	48,213
Gain on the sale of business	—	(306)	—	(306)
Bargain purchase gain	—	—	(193,549)	(4,008)
Loss on sale of land and buildings	9	5	19	6
Gain on sale of assets held for sale	(6,654)	(2,211)	(12,209)	(11,899)
(Gain) loss on sale of intangible assets	(5)	—	1	—
Adjusted EBITDA	318,466	193,538	1,076,479	699,589
Net capital expenditures	(68,237)	(31,211)	(136,782)	(70,764)
Adjusted EBITDA less net capital expenditures	250,229	162,327	939,697	628,825
Free cash flow conversion	78.6%	83.9%	87.3%	89.9%

Free cash flow: Net cash from operating activities less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regard to its ability to meet capital requirements.

(unaudited) (in thousands of U.S. dollars)	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
Net cash from operating activities	190,333	164,928	855,351	610,862
Additions to property and equipment	(102,595)	(60,410)	(267,173)	(142,814)
Proceeds from sale of property and equipment	22,508	23,949	92,842	52,116
Proceeds from sale of assets held for sale	10,503	6,248	19,869	24,480
Free cash flow	120,749	134,715	700,889	544,644

Total assets less intangible assets: Management believes that this presents a more useful basis to evaluate the return on the productive assets. The excluded intangibles relate primarily to intangibles assets acquired through business acquisitions.

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
As at December 31, 2021
Total assets	379,881	2,220,598	2,317,615	746,638	88,391	-	5,753,123
Intangible assets	193,765	188,604	955,608	454,612	332	-	1,792,921
Total assets less intangible assets	186,116	2,031,994	1,362,007	292,026	88,059	-	3,960,202

As at December 31, 2020
Total assets	387,919	593,653	2,100,900	729,690	35,092	-	3,847,254
Intangible assets	193,288	189,579	907,170	457,098	528	-	1,747,663
Total assets less intangible assets	194,631	404,074	1,193,730	272,592	34,564	-	2,099,591

Net capital expenditures: Additions to rolling stock and equipment, net of proceeds from the sale of rolling stock and equipment and assets held for sale excluding property. Management believes that this measure illustrates the recurring net capital expenditures which is required for the respective period.

|	14

Earnings Press Release

(unaudited) (in thousands of U.S. dollars)	Package and Courier	Less- Than-Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended December 31, 2021
Additions to rolling stock	4,794	47,680	33,394	-	-		85,868
Additions to equipment	1,112	1,620	1,801	235	20		4,788
Proceeds from the sale of rolling stock	20	(2,313)	(20,075)	(26)			(22,394)
Proceeds from the sale of equipment		(1)	(7)	(17)			(25)
Net capital expenditures	5,926	46,986	15,113	192	20	-	68,237

Three months ended ended December 31, 2020
Additions to rolling stock	1,571	6,107	45,008	58	-	-	52,744
Additions to equipment	1,014	89	1,211	72	225	-	2,611
Proceeds from the sale of rolling stock	(52)	(781)	(23,256)	11			(24,078)
Proceeds from the sale of equipment	-	-	(8)	(58)			(66)
Net capital expenditures	2,533	5,415	22,955	83	225	-	31,211

YTD ended December 31, 2021
Additions to rolling stock	11,569	55,087	150,282	142	—	-	217,080
Additions to equipment	3,125	2,655	6,897	373	141	-	13,191
Proceeds from the sale of rolling stock	(246)	(5,024)	(87,995)	(146)	—	-	(93,411)
Proceeds from the sale of equipment	(3)	(15)	(7)	(53)	-	-	(78)
Net capital expenditures	14,445	52,703	69,177	316	141	-	136,782

YTD ended December 31, 2020
Additions to rolling stock	11,799	13,680	86,950	216	-	-	112,645
Additions to equipment	5,382	1,558	3,299	250	349	-	10,838
Proceeds from the sale of rolling stock	(504)	(3,556)	(48,305)	(103)	-		(52,468)
Proceeds from the sale of equipment	(4)	(9)	(163)	(75)			(251)
Net capital expenditures	16,673	11,673	41,781	288	349	-	70,764

Covenants : The following table indicates the Company’s financial covenants to be maintained under its credit facility. These covenants are measured on a consolidated rolling twelve-month basis and are calculated as prescribed by the credit agreement which, among other things, requires the exclusion of the impact of the new standard IFRS 16 Leases:

Covenants	Requirements	As at December 31, 2021
Funded debt-to- EBITDA ratio [ratio of total debt, net of cash, plus letters of credit and some other long-term liabilities to earnings before interest, income tax, depreciation and amortization (“EBITDA”), including last twelve months adjusted EBITDA from business acquisitions]	< 3.50	1.51
EBITDAR Coverage Ratio [ratio of EBITDAR (EBITDA before rent and including last twelve months adjusted EBITDAR from business acquisitions) to interest and net rent expenses]	> 1.75	5.59

Return on invested capital (“ROIC”): Management believes ROIC at the segment level is a useful measure in the efficiency in the use of capital funds. The Company calculates ROIC as segment operating income net of exclusions, after tax, divided by the segment average invested capital. Operating income net of exclusions, after tax, is calculated as the trailing twelve months of operating income before bargain purchase gain, gain or loss on the sale of land and buildings and assets held for sale, and amortization of intangible assets, after tax using the statutory tax rate of the Company. Average invested capital is calculated as total assets excluding intangibles, net of trade and other payables, income taxes payable and provisions averaged between the beginning and ending balance over a twelve-month period.

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Earnings Press Release

Return on invested capital segment reconciliation:

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2021	2020
Package and Courier
Operating income	108,440	78,753
(Gain) loss on sale of land and buildings	—	—
Gain on sale of assets held for sale	—	(91)
Amortization of intangible assets	903	947
Operating income, net of exclusions	109,343	79,609
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	80,367	58,513
Intangible assets	193,765	193,288
Total assets, excluding intangible assets	186,116	194,631
less: Trade and other payables, income taxes payable and provisions	(65,438)	(66,793)
Total invested capital, current year	314,443	321,126
Intangible assets, prior year	193,288	190,135
Total assets, excluding intangible assets, prior year	194,631	180,902
less: Trade and other payables, income taxes payable and provisions, prior year	(66,793)	(49,963)
Total invested capital, prior year	321,126	321,074
Average invested capital	317,785	321,100
Return on invested capital	25.3%	18.2%
Less-Than-Truckload - Canadian based LTL
Operating income	113,727	87,633
Gain on sale of assets held for sale	(1,640)	56
Amortization of intangible assets	9,004	8,392
Operating income, net of exclusions	121,091	96,081
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	89,002	70,620
Intangible assets	182,084	189,579
Total assets, excluding intangible assets	373,655	403,549
less: Trade and other payables, income taxes payable and provisions	(74,241)	(76,608)
Total invested capital, current year	481,498	516,520
Intangible assets, prior year	189,579	188,448
Total assets, excluding intangible assets, prior year	403,549	406,488
less: Trade and other payables, income taxes payable and provisions, prior year	(76,608)	(74,156)
Total invested capital, prior year	516,520	520,780
Average invested capital	499,009	518,650
Return on invested capital	17.8%	13.6%
Truckload - U.S. based Conventional TL
Operating income	55,464	51,857
Gain on sale of assets held for sale	(6,643)	(1,103)
Amortization of intangible assets	7,206	7,067
Operating income, net of exclusions	56,027	57,821
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	41,180	42,498
Intangible assets	311,195	317,145
Total assets, excluding intangible assets	593,049	540,648
less: Trade and other payables, income taxes payable and provisions	(117,621)	(95,275)
Total invested capital, current year	786,623	762,518
Intangible assets, prior year	317,145	320,425
Total assets, excluding intangible assets, prior year	540,648	578,459
less: Trade and other payables, income taxes payable and provisions, prior year	(95,275)	(67,963)
Total invested capital, prior year	762,518	830,921
Average invested capital	774,571	796,720
Return on invested capital	5.3%	5.3%

|	16

Earnings Press Release

Return on invested capital segment reconciliation (continued):

(unaudited) (in thousands of U.S. dollars)	As at December 31
	2021	2020
Truckload - Canadian based Conventional TL
Operating income	30,367	28,337
Gain on sale of land and buildings	—	(8)
Gain on sale of assets held for sale	(17)	—
Amortization of intangible assets	2,124	2,081
Operating income, net of exclusions	32,474	30,410
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	23,868	22,351
Intangible assets	104,947	96,737
Total assets, excluding intangible assets	169,197	121,407
less: Trade and other payables, income taxes payable and provisions	(28,473)	(24,839)
Total invested capital, current year	245,671	193,305
Intangible assets, prior year	96,737	96,909
Total assets, excluding intangible assets, prior year	121,407	124,428
less: Trade and other payables, income taxes payable and provisions, prior year	(24,839)	(21,569)
Total invested capital, prior year	193,305	199,768
Average invested capital	219,488	196,537
Return on invested capital	10.9%	11.4%
Truckload - Specialized TL
Operating income	144,358	126,152
Gain on sale of land and buildings	—	—
Gain on sale of assets held for sale	(3,910)	(13,583)
Amortization of intangible assets	12,250	10,194
Operating income, net of exclusions	152,698	122,763
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	112,233	90,231
Intangible assets	539,466	493,287
Total assets, excluding intangible assets	599,761	531,677
less: Trade and other payables, income taxes payable and provisions	(81,776)	(83,225)
Total invested capital, current year	1,057,451	941,739
Intangible assets, prior year	493,287	443,245
Total assets, excluding intangible assets, prior year	531,677	503,682
less: Trade and other payables, income taxes payable and provisions, prior year	(83,225)	(63,649)
Total invested capital, prior year	941,739	883,278
Average invested capital	999,595	912,509
Return on invested capital	11.2%	9.9%
Logistics
Operating income	142,794	84,459
Loss on sale of land and buildings	3	5
Amortization of intangible assets	22,683	17,889
Bargain Purchase gain	(12,000)	(4,008)
Operating income, net of exclusions	153,480	98,345
Income tax	26.5%	26.5%
Operating income net of exclusions, after tax	112,808	72,284
Intangible assets	454,612	457,098
Total assets, excluding intangible assets	292,026	272,592
less: Trade and other payables, income taxes payable and provisions	(199,967)	(144,305)
Total invested capital, current year	546,671	585,385
Intangible assets, prior year	457,098	262,691
Total assets, excluding intangible assets, prior year	272,592	159,152
less: Trade and other payables, income taxes payable and provisions, prior year	(144,305)	(61,560)
Total invested capital, prior year	585,385	360,283
Average invested capital	566,028	472,834
Return on invested capital	19.9%	15.3%

|	17